EXHIBIT 99.9

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company
BetterLife Pharma Inc. (the “Company”) 1275 West 6th Avenue Suite 300 Vancouver, British Columbia V6H 1A6

Item 2	Date of Material Change

November 25, 2025

Item 3	News Releases

News releases dated October 21, November 14 and November 25, 2025

Item 4	Summary of Material Change

On November 25, 2025, the Company announced announce Daniel Carcillo will join the Company as Corporate Advisor to advance BetterLife’s BETR-001 development with focus on Traumatic Brain Injury (“TBI”), cluster headache and migraine. Mr. Carcillo is a Canadian former professional hockey left winger who won two Stanley Cups as a member of the Chicago Blackhawks of the National Hockey League (“NHL”). He was forced to retire at the age of 30 due to Post Concussion Syndrome after seven concussions. After retiring from the NHL in 2015, Mr. Carcillo created a non-profit organization that assists former NHL-players suffering from post-concussion syndrome and mental health issues. A well-known speaker and advocate on behalf of TBI survivors and people dealing with mental health challenges, Mr. Carcillo was the founder and CEO of Wesana Health, a life sciences company that leverages psilocybin-based medicine to treat traumatic brain injuries.

Also in November 2025, Mr. Mr. André Beaudry resigned from the Company’s Board of Directors.

On October 21, 2025, the Company announced that it appointed Doug Drysdale, former CEO of Cybin Inc. (“Cybin”) (NYSE: CYBN) as Corporate Advisor to advance BetterLife’s product BETR-001’s non psychiatric indications with focus on cluster headache and migraine. At Cybin, Mr. Drysdale led the company’s strategy and team build-out, taking it from molecule inception to Phase 3 trials in just three years. Mr. Drysdale is known as a vocal advocate for revolutionizing mental healthcare through numerous speaking engagements, panel participations, and media interviews. Earlier in his career, as Founding CEO of Alvogen, Mr. Drysdale grew the company from inception to $500 million in revenues across 35 countries in 5.5 years, establishing research and development (“R&D”) in New Jersey, a CRO in India, and a 50-product U.S. pipeline. In 2008, he transformed Norwich Pharmaceuticals, enhancing its manufacturing and R&D. In 2014, as Chairman and CEO of Pernix Therapeutics, Mr. Drysdale recapitalized the company with $65 million, rebuilt its leadership, and grew its enterprise value from $80 million to $800 million, raising $465 million to support the turnaround. From 2017–2020, as CEO of Tedor Pharma, he achieved 60% revenue growth in 2019, landing it on the 2020 Inc 5000 list

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On September 30, 2025, the Company issued 57,945 common shares and 57,945 share purchase warrants pursuant to the conversion of accrued interest on convertible debentures totaling $5,794.52. Share purchase warrants are exercisable into common shares, on a one-for-one basis, at an exercise price of $0.10 per warrant and expire on September 27, 2026.

On September 26, 2025, the Company filed its condensed consolidated interim financial statements for the three and six months ended July 31, 2025 and 2024, along with its management’s discussion and analysis, which can be accessed at www.sedarplus.ca

Item 5	Full Description of Material Change

Refer to Item 4.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

Item 7	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8	Executive Officer

Further information can be obtained from Ahmad Doroudian, Chief Executive Officer of the Company, at (604) 221-0595.

Item 9	Date of Report

December 2, 2025

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SCHEDULE “A”

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BetterLife Pharma Welcomes Daniel Carcillo as Corporate Advisor

VANCOUVER, British Columbia, November 25, 2025 - BetterLife Pharma Inc. (“BetterLife” or the “Company”) (CSE: BETR / OTCQB: BETRF / FRA: NPAU), an emerging biotech company, focused on development of BETR-001, its proprietary non-hallucinogenic derivative of LSD. BetterLife is pleased to announce Daniel Carcillo will join the Company as Corporate Advisor to advance BetterLife’s BETR-001 development with focus on Traumatic Brain Injury (“TBI”), cluster headache and migraine.

Mr. Carcillo is a Canadian former professional hockey left winger who won two Stanley Cups as a member of the Chicago Blackhawks of the National Hockey League (“NHL”). He was forced to retire at the age of 30 due to Post Concussion Syndrome after seven concussions. After retiring from the NHL in 2015, Mr. Carcillo created a non-profit organization that assists former NHL-players suffering from post-concussion syndrome and mental health issues. A well-known speaker and advocate on behalf of TBI survivors and people dealing with mental health challenges, Mr. Carcillo was the founder and CEO of Wesana Health, a life sciences company that leverages psilocybin-based medicine to treat traumatic brain injuries.

Mr. Carcillo stated, “Joining BetterLife feels like the natural next step in my mission to help concussion survivors because we are advancing a medicine that carries the promise of psychedelic healing without the regulatory barriers and with all the serotonergic benefits people desperately need. I have lived the impact of brain trauma and I know how powerful these breakthroughs can be. This is about giving athletes veterans and anyone living with the invisible weight of concussion a real chance to heal and get their life back."

Dr. Ahmad Doroudian, CEO of BetterLife, commented, “We are very excited to have Mr. Carcillo joining our advisory group. His first hand experience with TBI and his passion to advance the development of medicines and treatments for those injuries will provide us with invaluable guidance. We look forward to working with Daniel to advance the development BETR-001.”

About BetterLife Pharma

BetterLife Pharma Inc. is an emerging biotechnology company primarily focused on developing and commercializing BETR-001 to treat various neurological disorders. BETR-001, which is in preclinical and IND-enabling studies, is a non-hallucinogenic and non-controlled LSD derivative in development and it is unique in that it is unregulated and therefore can be self-administered. BetterLife’s synthesis patent for BETR-001 eliminates regulatory hurdles and its pending patent, for composition and method of use, covers treatment of various neurological disorders, until around 2042.

BetterLife also owns a drug candidate for the treatment of viral infections and is in the process of seeking strategic alternatives for further development.

For further information, please visit BetterLife Pharma.

Contact

Ahmad Doroudian, Chief Executive Officer

Email: Ahmad.Doroudian@blifepharma.com

Phone: 1-604-221-0595

Cautionary Note Regarding Forward-Looking Statements

No securities exchange has reviewed nor accepts responsibility for the adequacy or accuracy of the content of this news release. This news release contains forward-looking statements relating to product development, licensing, commercialization and regulatory compliance issues and other statements that are not historical facts. Forward-looking statements are often identified by terms such as “will”, “may”, “should”, “anticipate”, “expects” and similar expressions. All statements other than statements of historical fact, included in this release are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include the failure to satisfy the conditions of the relevant securities exchange(s) and other risks detailed from time to time in the filings made by the Company with securities regulations. The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date of this news release and the Company will update or revise publicly any of the included forward-looking statements as expressly required by applicable law.

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BetterLife Pharma Announces Debt Conversions

VANCOUVER, British Columbia, November 14, 2025 - BetterLife Pharma Inc. (“BetterLife” or the “Company”) (CSE: BETR / OTCQB: BETRF / FRA: NPAU), an emerging biotech company, announces that it has issued 57,945 common shares and 57,945 share purchase warrants in connection with the conversion of accrued interest on convertible debentures totaling $5,795. Each share purchase warrant entitles the holder to acquire one common share at an exercise price of $0.10 per share and will expire on September 27, 2026.

The Company also announces the resignation of Mr. André Beaudry from its Board of Directors and will be announcing appointment of new Corporate Advisor(s) in the coming weeks.

About BetterLife Pharma

BetterLife Pharma Inc. is an emerging biotechnology company primarily focused on developing and commercializing BETR-001 to treat various neurological disorders. BETR-001, which is in preclinical and IND-enabling studies, is a non-hallucinogenic and non-controlled LSD derivative in development and it is unique in that it is unregulated and therefore can be self-administered. BetterLife’s synthesis patent for BETR-001 eliminates regulatory hurdles and its pending patent, for composition and method of use, covers treatment of various neurological disorders, until around 2042.

BetterLife also owns a drug candidate for the treatment of viral infections and is in the process of seeking strategic alternatives for further development.

For further information, please visit BetterLife Pharma.

Contact

Ahmad Doroudian, Chief Executive Officer

Email: Ahmad.Doroudian@blifepharma.com

Phone: 1-604-221-0595

Cautionary Note Regarding Forward-Looking Statements

No securities exchange has reviewed nor accepts responsibility for the adequacy or accuracy of the content of this news release. This news release contains forward-looking statements relating to product development, licensing, commercialization and regulatory compliance issues and other statements that are not historical facts. Forward-looking statements are often identified by terms such as “will”, “may”, “should”, “anticipate”, “expects” and similar expressions. All statements other than statements of historical fact, included in this release are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include the failure to satisfy the conditions of the relevant securities exchange(s) and other risks detailed from time to time in the filings made by the Company with securities regulations. The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date of this news release and the Company will update or revise publicly any of the included forward-looking statements as expressly required by applicable law.

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BetterLife Pharma Appoints Doug Drysdale as Corporate Advisor

VANCOUVER, British Columbia, October 21, 2025 - BetterLife Pharma Inc. (“BetterLife” or the “Company”) (CSE: BETR / OTCQB : BETRF / FRA: NPAU), an emerging biotech company, has announced that it has appointed Doug Drysdale, former CEO of Cybin Inc. (“Cybin”) (NYSE: CYBN) as Corporate Advisor to advance BetterLife’s product BETR-001’s non psychiatric indications with focus on cluster headache and migraine.

At Cybin, Mr. Drysdale led the company’s strategy and team build-out, taking it from molecule inception to Phase 3 trials in just three years. Mr. Drysdale is known as a vocal advocate for revolutionizing mental healthcare through numerous speaking engagements, panel participations, and media interviews.

Earlier in his career, as Founding CEO of Alvogen, Mr. Drysdale grew the company from inception to $500 million in revenues across 35 countries in 5.5 years, establishing research and development (“R&D”) in New Jersey, a CRO in India, and a 50-product U.S. pipeline. In 2008, he transformed Norwich Pharmaceuticals, enhancing its manufacturing and R&D. In 2014, as Chairman and CEO of Pernix Therapeutics, Mr. Drysdale recapitalized the company with $65 million, rebuilt its leadership, and grew its enterprise value from $80 million to $800 million, raising $465 million to support the turnaround. From 2017–2020, as CEO of Tedor Pharma, he achieved 60% revenue growth in 2019, landing it on the 2020 Inc 5000 list.

Dr. Ahmad Doroudian, CEO of BetterLife, commented, “We are excited to welcome Doug to our advisory team. He is a globally recognized leader and strategist with over 35 years experience delivering multiple successful transactions in various different markets and indications. We look forward to working with Doug to develop BETR-001for treatment of cluster headache, migraine and neuropathic pain. BETR-001 is BetterLife’s patented stereoisomer of 2-bromo-LSD, a non-hallucinogenic derivative of LSD. Previous forms of 2-bromo-LSD have been shown to be non-hallucinogenic, safe and tolerable in man, and in a small clinical study, to cause meaningful reduction in cluster headache frequency (Karst et al, Cephalgia 2010).

About BetterLife Pharma

BetterLife Pharma Inc. is an emerging biotechnology company primarily focused on developing and commercializing BETR-001 to treat various neurological disorders. BETR-001, which is in preclinical and IND-enabling studies, is a non-hallucinogenic and non-controlled LSD derivative in development and it is unique in that it is unregulated and therefore can be self-administered. BetterLife’s synthesis patent for BETR-001 eliminates regulatory hurdles and its pending patent, for composition and method of use, covers treatment of various neurological disorders, until around 2042.

BetterLife also owns a drug candidate for the treatment of viral infections and is in the process of seeking strategic alternatives for further development.

For further information, please visit BetterLife Pharma.

Contact

David Melles, Investor Relations Manager

Email: David.Melles@blifepharma.com

Phone: 1-778-887-1928

Cautionary Note Regarding Forward-Looking Statements

No securities exchange has reviewed nor accepts responsibility for the adequacy or accuracy of the content of this news release. This news release contains forward-looking statements relating to product development, licensing, commercialization and regulatory compliance issues and other statements that are not historical facts. Forward-looking statements are often identified by terms such as “will”, “may”, “should”, “anticipate”, “expects” and similar expressions. All statements other than statements of historical fact, included in this release are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include the failure to satisfy the conditions of the relevant securities exchange(s) and other risks detailed from time to time in the filings made by the Company with securities regulations. The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date of this news release and the Company will update or revise publicly any of the included forward-looking statements as expressly required by applicable law.

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